INVESTMENT PLANNERS, INC.

BALANCE SHEET - Continued
December 31, 2015

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:		
Current maturities of capital leases	$	3,213
Accounts payable		33,628
Commissions payable		437,110
Deferred revenue		100,000
Payroll taxes withheld		1,577
Total current liabilities		575,528
Long-Term Capital Leases		5,012
Total liabilities		580,540
Stockholders' Equity:		
Common stock - no par value		12,375
Paid in capital		10,125
Retained earnings		583,227
Total stockholders' equity		605,727
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	1,186,267

See Notes to Financial Statements.

INVESTMENT PLANNERS, INC.

BALANCE SHEET
December 31, 2015

ASSETS

Current Assets:		
Cash and cash equivalents	$	237,042
Investments - trading		172,586
Commissions receivable		518,859
Miscellaneous receivable		69,442
State & Federal income tax refunds receivable		27,589
Prepaid expenses		51,052
Total current assets		1,076,570
Fixed Assets:		
Leasehold improvements		152,254
Office furniture and equipment		236,584
Software		45,273
		434,111
Less accumulated depreciation		(307,137)
Less accumulated amortization		(45,273)
Net fixed assets		81,701
Other Assets:		
Deferred tax asset		27,996
TOTAL ASSETS	$	1,186,267

See Notes to Financial Statements.